Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Dollar Tree Inc (DLTR)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94701

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Dollar Tree Inc (DLTR)
Vote Yes: Item #5 Net Zero Targets & Climate Transition Planning

Annual Meeting: June 30, 2022

CONTACT: David Shugar | david@asyousow.org

THE RESOLUTION

Resolved: Shareholders request the Board issue a report, at reasonable expense and excluding confidential information, disclosing how the Company intends to reduce its GHG emissions in alignment with the Paris Agreement's 1.5 degree goal requiring net zero emissions by 2050, including its relevant Scope 3 emissions.

Supporting Statement: Proponents suggest, at Company discretion, the report also include:

•	A timeline for setting 1.5 degree aligned Scope 1-3 emissions reduction targets;
•	An enterprise-wide climate transition plan to achieve net zero emissions;
•	A rationale for any decision not to set targets aligned with the Paris Agreement’s 1.5 degree goal;
•	Other information the Board deems appropriate.

SUMMARY

Climate-related financial risk continues to intensify and pose a material threat for companies. Recent years have set new records for billion-dollar climate-related disasters including outsized storms, wildfire, and drought in the U.S., with costs anticipated to increase.1 Beyond physical risks, companies are exposed to increasingly costly policy, technology, and reputational risks associated with failing to transition to a low carbon economy.2

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1 https://www.noaa.gov/news/us-saw-its-4th-warmest-year-on-record-fueled-by-record-warm-december

2 http://blogs.edf.org/climate411/files/2021/02/Mandating_Climate_Risk_Financial_Disclosures.pdf, pg. 6

Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

The U.S. Commodity Futures Trading Commissions states that climate change poses a major risk to the stability of the U.S. financial system and that corporate disclosures of climate-related financial risk is essential to ensure that such risk is measured and managed effectively.3 The latest IPCC publication from Working Group III states that the window for limiting global warming to 1.5 degrees, and thereby avoiding the most catastrophic impacts of climate change, is quickly narrowing and that immediate, sharp emissions reduction is required of all market sectors and industries.4

In response to this need for robust corporate decarbonization action, the Climate Action 100+ initiative, a coalition of 700 investors with over $68 trillion in assets, has developed the Net Zero Company Benchmark outlining metrics of climate accountability, including: 1) a net zero goal; 2) short, medium, and long term GHG reduction targets aligned with the Paris Agreement and net zero goals; and 3) a transition action plan, among other indicators. Major companies are now producing, or plan to produce, comprehensive climate action disclosures, targets and plans including Unilever, Moody’s, and Nestlé, among others.5 Across the market, over 1463 companies have joined the Science-Based Targets initiative’s “Business Ambition for 1.5°C” to commit to set net zero GHG reduction targets in line with a 1.5 degrees Celsius future.6

Dollar Tree currently lacks targets or a clear plan to reduce its GHG emissions in alignment with the Paris Agreement’s 1.5 degree Celsius goal. We urge a “Yes” vote on this proposal.

RATIONALE FOR A YES VOTE

Dollar Tree fails to establish and disclose an enterprise-wide GHG reduction goal or a climate transition plan aligned with the global 1.5oC goal.

While Dollar Tree has established a goal to reduce its operational Scope 1 and 2 emissions intensity by 25% per square foot of retail store by 2031, this goal is not aligned with climate-science. 7 Dollar Tree’s current goal, while a start, is half of what is necessary to align with the CA100+ Benchmark and the Science-Based Targets initiative.8 Furthermore, Dollar Tree does not have a goal to reduce its relevant Scope 3 supply chain emissions. While the company is committed to engaging with its top suppliers, its goal of having 75% of its spend with companies that have any degree of GHG emissions reductions is insufficient to align with global goals or assure investors that its supply chain is adequately prepared for climate-related physical and transition risk, or to successfully compete in a net zero economy.

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3 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf, pg. 1

4 https://report.ipcc.ch/ar6wg3/pdf/IPCC_AR6_WGIII_FinalDraft_FullReport.pdf

5 https://www.asyousow.org/our-work/energy/say-on-climate

6 https://sciencebasedtargets.org/business-ambition-for-1-5c

7 https://www.dollartree.com/file/general/Corporate_Sustainability_Report.pdf, pg. 20

8 https://sciencebasedtargets.org/resources/files/SBTiProgressReport2020.pdf

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Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Dollar Tree has made various investments in its operational efficiency, such as improving its energy management systems and using the EPA’s SmartWay program for its fleet. These investments are important, but insufficient to demonstrate Dollar Tree’s long-term economic viability in a rapidly transitioning economy or ensure that it is reducing its full range of emissions in line with the global 1.5oC goal. Investors seek the information requested in this proposal to understand our Company’s ability to lead and compete in a net zero economy.

Dollar Tree lags peer companies in establishing company-wide, science-based, GHG emission reduction goals across its full range of operations. That means that Dollar Tree lags peers in climate risk management. Peers including CVS Health, Gap Inc., Target Corporation, and Walmart Inc. are members of the Business Ambition for 1.5 degrees campaign, whose members agree to reduce emissions in line with the global Paris goal.9 Other retail peers, including Kohls, Inc., Best Buy Co, Inc., The Home Depot, and Nordstrom, Inc., have committed to establish GHG reduction goals certified by the Science Based Targets initiative.10 A recent study found that at least one fifth of the world’s 2,000 largest publicly listed companies have established, or committed to establish, a net zero GHG reduction target.11 Establishing a 1.5 aligned climate transition plan will support the company’s competitive performance.

Dollar Tree is exposed to numerous financial, reputational, technological, and regulatory risks associated with climate change. Dollar Tree is vulnerable to climate-related manufacturing and distribution disruptions, changing regulatory and reputational expectations, and technological costs. Additionally, Dollar Tree notes in its 10K that, “[i]f carbon pricing or carbon taxes are adopted, there is a significant risk that the cost of merchandise from our suppliers will increase and adversely affect our business and results of operations.”12 While Dollar Tree has adopted several energy efficiency initiatives within its operations and supply chain, it still lacks a comprehensive climate transition plan. Setting 1.5 degree-aligned GHG reduction targets and providing a quality plan to meet them will help reasonable investors to understand Dollar Tree’s ability to adapt and compete in coming years. There are clear benefits for companies that act early to adopt policies that drive the transition to a net zero economy. For example, capital allocation decisions made now will determine how effectively a company will be able to navigate the transitioning economy. Proactive companies are putting business models in place to avoid long-run disruption and to capitalize on new technology and opportunities. Finally, climate-related impacts are beginning to disrupt the economy globally due to fires, floods, heatwaves, droughts, pandemics, and other climate related disruptions. Investors seek to understand that every company is contributing to reaching the global 1.5oC Paris goal to maintain a successful economy.

RESPONSE TO DOLLAR TREE BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Dollar Tree states in opposition that it has already taken action to address climate change risks and opportunities. However, we disagree that the actions Dollar Tree is already taking are sufficient to address climate risk. While it has a number of meaningful sustainability initiatives, its GHG reduction goal is not sufficient to facilitate a competitive decarbonized business. Investors seek a comprehensive plan to protect long-term profitability and competitiveness.

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9 https://sciencebasedtargets.org/companies-taking-action

10 https://sciencebasedtargets.org/companies-taking-action?msclkid=a33afe0ab94b11ecab4dcbe8382b4c64

11 https://www.forbes.com/sites/dishashetty/2021/03/24/a-fifth-of-worlds-largest-companies-committed-to-net-zero-target/?sh=4218c45a662f

12 https://www.sec.gov/ix?doc=/Archives/edgar/data/935703/000093570322000020/dltr-20220129.htm

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Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Dollar Tree also states that it is at the beginning of its process to improve its climate strategy and that it will require time to assess and evolve its business strategies. While investors acknowledge the need to systematically address climate risk and planning, our Company seriously lags peers in its decarbonization pace and is seeking further delay. Investors need to understand that Dollar Tree has set, or is working to set, long-term, Paris-aligned decarbonization goals to maintain economic profitability with respect to climate-related risk and demonstrating that it is planning to thrive in a net zero economy. This resolution urges Dollar Tree to catch up to peers by adopting the necessary foundational steps to conduct and implement a Paris-aligned climate transition plan, including setting enterprise wide 1.5oC GHG emissions reduction goals. For this reason, we believe this proposal to be in the best interest of shareholders.

CONCLUSION

Vote “Yes” on this Shareholder Proposal to establish a Climate Transition Report on Company

Alignment with the global 1.5oC Goal. Dollar Tree and its shareholders will benefit from setting clear goals to reduce its GHG emissions footprint in line with the Paris goal, aligning reporting with scientifically based benchmarks, and outlining a roadmap for how it plans to transition successfully to a low carbon economy. We urge a “Yes” vote on this resolution.

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For questions, please contact David Shugar, As You Sow, david@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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